Exhibit (a)(5)
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FOR IMMEDIATE RELEASE, October 8, 2003



          TELEFONOS DE MEXICO, S.A. DE C.V. ANNOUNCES TENDER OFFER FOR
                             CONVERTIBLE DEBENTURES

            Mexico City - Telefonos de Mexico, S.A. de C.V. ("Telmex") (BMV:
TELMEX, NYSE: TMX) announced today that it is commencing a cash tender offer to purchase up to U.S.$500,000,000 of its outstanding 4.25% Convertible Senior Debentures due 2004 (the "Debentures"). The offer will be made upon the terms and is subject to the conditions set forth in an Offer to Purchase to be dated October 9, 2003. The offer will begin on October 9, 2003 and will expire at midnight, Eastern Time, November 6, 2003 unless extended or earlier terminated. Tendered Debentures may be withdrawn at any time prior to the expiration date.

            Telmex is offering to purchase the Debentures (CUSIP 879403AD5), for a cash price of U.S.$1,117.50 per U.S.$1,000 principal amount of the Debentures plus accrued and unpaid interest to (but excluding) the date of purchase. If the amount tendered exceeds U.S.$500,000,000 principal amount, Telmex will accept the tendered Debentures on a prorated basis. Debentures tendered but not purchased will be returned to tendering holders. A more complete description of the tender offer can be found in the Offer to Purchase.

         Citigroup Global Markets Inc. is acting as dealer manager and Global Bondholder Services Corporation is acting as depositary and information agent in connection with the tender offer. Any questions or requests for assistance should be directed to Citigroup's Liability Management Group at (800) 558-3745. For additional information regarding the tender offer, reference should be made to the Offer to Purchase and related Letter of Transmittal, copies of which can be obtained from the information agent at (866) 470-3400. None of Telmex, its Board of Directors, the Dealer Manager, the Information Agent, the Depositary nor the Trustee makes any recommendation as to whether or not holders should tender their Debentures pursuant to the offer.

         Telmex is the leading telecommunications company in Mexico with 15.1 million telephone lines in service, 2.1 million line equivalents for data transmission and 1.3 million Internet accounts. Telmex offers telecommunications services through a 74 thousand kilometer fiber optic digital network. Telmex and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. More information about Telmex can be accessed on the Internet at www.telmex.com

                                      # # #

         A tender offer statement will be filed with the Securities and Exchange Commission, and will include the Offer to Purchase and the form of letter of transmittal as exhibits. These documents contain important information, and holders of Debentures are advised to read them. Investors can obtain the tender offer statement and other filed documents for free at the Commission's website www.sec.gov and from Telmex by calling the number set forth below.


Investor relations:

Alejandro Martinez
Telefonos de Mexico, S.A. de C.V.
Tel. 52(55) 5703 3990 / 52(55) 5222 5462